UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 5 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Except as specifically stated herein, this Form 6-K is incorporated by reference into the Registration Statement on Form F-3 (“Form F-3”) of Nomad Foods Limited (the “Company”) (File No. 333-217044), initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 30, 2017 and declared effective by Commission on May 2, 2017. The Company is also filing, and incorporating by reference into the Form F-3, the documents set forth in Exhibits 99.1, 99.2 and 99.3 of the following Exhibit Index.

On April 28, 2017, the Company entered into an Amendment and Restatement Agreement by and among the Company, Nomad Foods Europe Midco Limited (“Midco”), Credit Suisse AG, London Branch, as security agent and agent on behalf of certain other finance parties thereto, and the other lenders and parties thereto (the “Amendment and Restatement Agreement”) relating to that certain Senior Facilities Agreement dated July 3, 2014 (as amended and restated from time to time, including pursuant to an amendment and restatement agreement dated October 23, 2015, the “Senior Facilities Agreement”). Pursuant to the Amendment and Restatement Agreement, as of the closing of the refinancing on May 3, 2017, the Senior Facilities Agreement was amended and restated (as amended and restated the “Amended Senior Facilities Agreement”) to, among other things (i) refinance the existing term loan facilities by establishing a € 500.0 million term facility and a $610.0 million term facility, both with maturity dates extending to May 2024, (ii) extend the maturity of its € 80.0 million revolving credit facility until May 2023 and (iii) renegotiate the terms of certain covenants contained therein, each as more fully described in the Amended Senior Facilities Agreement. The Euro denominated term loan bears interest at a rate per annum equal to EURIBOR plus 3.00% and each of the USD denominated term loan and revolving facility bears interest at a rate per annum equal to LIBOR/EURIBOR (as applicable) plus 2.75%. If EURIBOR or LIBOR is less than zero, EURIBOR or LIBOR (as the case may be) shall be deemed to be zero. Pursuant to the Amendment and Restatement Agreement, at the closing, the Company also entered into an amended and restated Intercreditor Agreement originally dated July 3, 2014 by and among the Company, Credit Suisse AG, London Branch, as security agent and certain other parties thereto (the “Amended Intercreditor Agreement”). The descriptions of the Amended Senior Facilities Agreement and Amended Intercreditor Agreement contained herein are not intended to be complete and are qualified in their entirety by reference to the full text of the Amended Senior Facilities Agreement and the Amended Intercreditor Agreement, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

On May 3, 2017, the Company entered into an Indenture (the “Indenture”) by and among the Company, Nomad Foods BondCo Plc, an indirect, wholly-owned subsidiary of the Company (the “Issuer”), the Company’s direct and indirect subsidiaries named as guarantors therein (together with the Company, the “Guarantors”) and Deutsche Trustee Company Limited, as trustee thereunder, pursuant to which the Issuer issued € 400.0 million aggregate principal amount of 3.250% senior secured notes due 2024 (the “Notes”). The Notes will mature on May 15, 2024. Interest on the Notes shall accrue at the rate of 3.250% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2017. The Notes are fully and unconditionally guaranteed on a senior basis by the Guarantors, subject to the limitations set forth in the Indenture. The Notes contain customary covenants and events of default. The description of the Indenture contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Indenture, which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The net proceeds received in connection with the amendment and restatement of the senior credit facilities and from the issuance of the Notes were used to repay the Company’s existing senior indebtedness including the existing € 500.0 million floating rate senior secured notes due 2020 issued by the Issuer.

On May 3, 2017, the Company issued a press release announcing the closing of the refinancing transactions. A copy of the press release is furnished as Exhibit 99.4 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Paul Kenyon
Name:	Paul Kenyon
Title:	Chief Financial Officer

Dated: May 3, 2017

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Senior Facilities Agreement, dated as of May 3, 2017, by, among others, the Company and Credit Suisse AG, London Branch, as amended pursuant to the Amendment and Restatement Agreement.

99.2	Intercreditor Agreement, dated as of May 3, 2017, by, among others, the Company and Credit Suisse AG, London Branch, as amended pursuant to the Amendment and Restatement Agreement.

99.3	Indenture, dated as of May 3, 2017 by and among the Company, the guarantors named therein and Deutsche Trustee Company Limited, as trustee.

99.4	Press Release issued by the Company on May 3, 2017 relating to the closing of the refinancing transactions.